Exhibit 99.54

First Phosphate Closes Follow-on Tranche of Oversubscribed Private Placement

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES

Saguenay, Quebec--(Newsfile Corp. - November 24, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that, on November 21, 2025, it closed a subsequent tranche of its non-brokered private placement financing (the “Offering”), as further described in the Company’s news releases dated November 7, 2025 and November 17, 2025.

In aggregate, under both tranches of the Offering, the Company has raised gross proceeds of $3,570,848 through the issuance of 3,355,832 Flow-Through Shares for gross proceeds of $3,020,249, and through the issuance of 611,777 Hard Dollar Units for gross proceeds of $550,560. Under this tranche of the financing, the Company raised a total of $1,390,699 through the issuance of 1,111,110 Flow-Through Shares for gross proceeds of $999,999 and 431,111 Hard Dollar Units, comprised of 431,111 Common Shares and 431,111 Warrants, for gross proceeds of $390,700.

Together with this Offering, the Company has raised to date a total of approximately $43.6 million in 10 management-led non-brokered private-placement financings since June 2022.

In connection with the current tranche of the Offering, the Company issued 88,888 compensation common shares at a deemed price of $0.90 per common share, issued 88,888 Compensation Warrants, exercisable at a price of $1.25 per common share of the Company, until April 30, 2026, subject to an Accelerated Expiry Date, and paid a corporate finance fee of $12,500. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated November 7, 2025. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated November 7, 2025. The Company may close another tranche of the Offering at its discretion.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that any further securities will be sold under Offering.

RSU and Option Grants

The Company also announces today’s grant of 4,700,000 incentive stock options (the “Options”) and 1,303,000 restricted stock units (the “RSUs”) as incentive compensation to officers, directors and other eligible participants in accordance with the terms of the Company’s Omnibus Equity Incentive Plan. Each Option has an exercise price of $0.90 and expires on December 29, 2028 with 25% vesting every 6 months for two years following the date of grant. The RSUs vest on January 1, 2026. All securities issued in accordance with the Option and RSU grants are subject to a statutory hold period of four months plus one day in accordance with applicable securities legislation.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay–Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the completion of the Offering, the anticipated closing date(s) of the Offering, the intended use of proceeds of the Offering, approval of the CSE and the filing of the Offering Document. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; that the Company and other parties will be able to satisfy stock exchange and other regulatory requirements in a timely manner; that CSE approval will be granted in a timely manner subject only to standard conditions and that all conditions precedent to the completion of the Offering will be satisfied in a timely manner. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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